December 23, 2019

James Hagedorn
Chief Executive Officer and Chairman of the Board
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, OH 43041

       Re: The Scotts Miracle-Gro Company
           Registration Statement on Form S-4
           Filed December 20, 2019
           File No. 333-235620

Dear Mr. Hagedorn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Adam L. Miller, Esq.